Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Reports Second Quarter 2009 Earnings
New York, Thursday, August 6, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the second quarter ending June 30, 2009.
For the second quarter of 2009, net revenue was US$215.8 million, down from US$384.6 million for the comparable period ending June 30, 2008. The decrease in net revenue was the result of greater rolling chip volume at Altira Macau in the second quarter of 2008, combined with low rolling chip hold percentages at Altira Macau and City of Dreams in the second quarter of 2009.
Adjusted EBITDA(1) was a loss of US$23.8 million for the second quarter of 2009, as compared to a gain of US$36.4 million in the second quarter of 2008. The EBITDA loss in the second quarter of 2009 was largely attributable to lower than expected rolling chip hold percentages achieved at City of Dreams and Altira Macau. Assuming that both properties had achieved a theoretical rolling chip hold percentage of 2.85%, adjusted EBITDA for the second quarter of 2009 would have been US$15.2 million.
Adjusted net loss(2) for the second quarter of 2009 was US$78.5 million, or US$0.17 per ADS, compared to an adjusted net loss of US$1.7 million in the second quarter of 2008, or US$0.004 per ADS. The increase in adjusted net loss was driven primarily by the aforementioned factors, as well as incremental depreciation and amortization expenses associated with the opening of City of Dreams, combined with an increase in non-capitalized loan interest expense in the quarter under review.

On a GAAP basis, the Company recorded a net loss for the second quarter of 2009 of US$144.0 million, or US$0.30 per ADS, compared to a loss of US$5.7 million, or US$0.01 per ADS, in the second quarter of 2008. The net loss in the second quarter of 2009 was negatively affected by non-recurring, pre-opening expense in the quarter of US$61.3 million and a non-recurring US$3.2 million write down in the carrying value of various project assets.
Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment commented, “The reporting quarter marks a major step change for our Company. Our transition from a company primarily focused on development, to a company primarily focused on operations, happened with the seamless opening of our flagship property City of Dreams, on time and on budget, on June 1, 2009.
“We are still in the early stages of ramping up our business and believe that we have additional room for growth as we execute on our various marketing and yield management initiatives. The Grand Hyatt Macau is on track to open by the end of the current quarter, which should be a significant driver of gaming revenue and market share. As we reported on August 3, 2009, the sequential improvement in mass table drop and rolling chip volume at City of Dreams between the first and second months of operations was 33% and 36%, respectively. Media sources indicate that our market share jumped from 9% in June to 18% in July.
Mr. Ho continued, “We held approximately US$660 million of cash at the end of the second quarter, and we expect to have approximately US$176 million of capital expenditures at City of Dreams in the current quarter. Our capital expenditures for phases one and two at City of Dreams will be essentially complete with the opening of the Grand Hyatt Macau.
“With a construction program nearing completion, a stable management team, and a strong balance sheet, we will continue to focus our management attention on the continued execution of our operating plans for City of Dreams, against a macro environment in the mass market which is, in our assessment, likely to materially improve during the remainder of this year.”

City of Dreams 2Q Results
City of Dreams opened on June 1 and contributed one full month of operating performance to our second quarter results in 2009.
For the quarter ending June 30, 2009, net revenue at City of Dreams was US$26.8 million and adjusted EBITDA was a loss of US$12.2 million.
Rolling chip volume totaled US$1.94 billion for the second quarter of 2009 and the rolling chip table games hold percentage (calculated before discounts and commissions) was 0.79%. Our target rolling chip hold percentage is 2.85%. Assuming that the property had held at 2.85% in the second quarter of 2009, adjusted EBITDA would have been US$3.0 million.
In the mass market table games segment, drop (non rolling chip) totaled US$100.0 million in the second quarter of 2009 and the mass market table games hold percentage was 16.4%. Our target hold percentage for mass market table games is 16.0%-18.0%.
Total non-gaming revenue at City of Dreams in the second quarter of 2009 was US$4.8 million. Occupancy per available room in the second quarter of 2009 was 78% and the average daily rate (ADR) was US$176 per occupied room.
Altira Macau 2Q Results
For the quarter ending June 30, 2009, net revenue at Altira Macau was US$159.2 million versus US$361.1 million in the quarter ending June 30, 2008. Altira Macau generated an adjusted EBITDA loss of US$6.4 million in the second quarter of 2009 compared with a gain of US$39.6 million in the second quarter of 2008.
Rolling chip volume totaled US$9.68 billion for the second quarter of 2009, down from US$18.51 billion in the second quarter of 2008. The rolling chip table games hold percentage in the second quarter of 2009 (calculated before discounts and commissions) was 2.45% versus 2.71% recorded in the second quarter of 2008. Our target rolling chip hold percentage is 2.85%. Assuming that the property had held at 2.85% in the second quarter of 2009, adjusted EBITDA would have been US$18 million.

In the mass market table games segment, drop (non rolling chip) totaled US$73.6 million in the second quarter of 2009, down from US$93.4 million generated in the second quarter of 2008. The mass market table games hold percentage was 13.9% in the second quarter of 2009, below our expected range for mass market table games hold percentage of 16.0%-18.0%. The mass market table games hold percentage for the second quarter of 2008 was 14.7%.
Total non-gaming revenue at Altira Macau in the second quarter of 2009 was US$8.3 million, down from US$9.7 million in the second quarter of 2008. Occupancy per available room in the second quarter of 2009 was 90% and the average daily rate (ADR) was US$232 per occupied room. This compares with occupancy and ADR of 97% and US$236, respectively, in the second quarter of 2008.
An incremental one-off specific bad debt provision totaling US$3.9m was booked in the second quarter 2009, recognizing the continued challenges facing broader global economic conditions.
Mocha Clubs 2Q Results
Net operating revenue from Mocha Clubs totaled US$23.8 million in the second quarter of 2009, up from US$22.3 million in the second quarter of 2008.
Mocha Clubs generated US$6.1 million of adjusted EBITDA in the second quarter of 2009, which compares with US$5.9 million in the second quarter of 2008.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,440 in the second quarter of 2009, an increase from an average of 1,070 in the second quarter of 2008. The net win per gaming machine per day was US$178 in this period, as compared with US$228 in the same period in 2008.

Other Factors Affecting Earnings
Total non-operating expenses for the second quarter of 2009 were US$3.6 million, which included US$3.9 million in net interest expense and other finance costs of US$1.4 million, partially offset by a US$0.6 million net foreign exchange gain. Capitalized interest during the second quarter of 2009 totaled US$17.0 million. Pre-opening expenses, related entirely to the development of City of Dreams, were US$61.3 million for the second quarter of 2009.
Depreciation and amortization costs of US$48.0 million were booked in the second quarter of 2009, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.5 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of June 30, 2009 totaled US$655.6 million. Total outstanding debt at the end of the second quarter of 2009 was US$1.80 billion, of which US$115.6 million represented loans from the company’s two major shareholders. Total debt to shareholders’ equity as of June 30, 2009 was 74%.
Capital expenditures for the second quarter of 2009 were US$381.5 million, essentially all of which were attributable to the development of City of Dreams.
Six Month Results
For the six months ending June 30, 2009, the Company reported net revenue of US$432.3 million versus US$867.5 million in the six months ending June 30, 2008. The year-over-year decrease in net revenue was driven by lower rolling chip volume at Altira Macau in the first six months of 2009 as compared to the same period in 2008 and lower rolling chip hold percentage in 2009 as compared to 2008.
The Company reported a net loss of US$179.3 million for the first six months of 2009, compared to a net gain of US$37.5 million for the first six months of 2008. The net loss per ADS for the six month period ending June 30, 2009 was US$0.39 compared to a net gain per ADS of US$0.09 for the same period in 2008.

Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its second quarter 2009 financial results on Thursday, August 6, 2009 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1.800.884.5695
US Toll / International	1.617.786.2960
HK Toll	852.3002.1672
HK Toll Free	800.96.3844
UK Toll Free	00.800.280.02002
Australia Toll Free	1.800.002.971
Passcode	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1.888.286.8010
US Toll / International	1.617.801.6888
Passcode	98500194
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in

Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for Phase 2 of City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of the Company’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, the Company’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.
(2) “Adjusted net income (loss)” is net income (loss) before pre-opening costs, property charges and other. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a principal basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top 100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President – Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)(3)	(Unaudited)	(Unaudited)(3)
OPERATING REVENUES
Casino	$211,408	$382,357	$424,409	$862,047
Rooms	6,997	4,160	11,448	8,241
Food and beverage	4,817	4,347	8,391	8,821
Entertainment, retail and others	1,508	1,349	3,831	2,626

Gross revenues	224,730	392,213	448,079	881,735
Less: promotional allowances	(8,893)	(7,599)	(15,751)	(14,253)

Net revenues	215,837	384,614	432,328	867,482

OPERATING COSTS AND EXPENSES
Casino	(197,807)	(319,534)	(370,382)	(695,164)
Rooms	(1,355)	(191)	(1,866)	(698)
Food and beverage	(3,679)	(3,459)	(6,338)	(6,815)
Entertainment, retail and others	(811)	(302)	(990)	(597)
General and administrative	(39,196)	(26,569)	(61,489)	(53,487)
Pre-opening costs	(61,277)	(3,735)	(79,563)	(5,709)
Amortization of gaming subconcession	(14,310)	(14,310)	(28,619)	(28,619)
Amortization of land use rights	(4,542)	(4,573)	(9,085)	(9,174)
Depreciation and amortization	(29,128)	(15,798)	(43,837)	(28,982)
Property charges and other	(4,134)	(289)	(4,134)	(289)

Total operating costs and expenses	(356,239)	(388,760)	(606,303)	(829,534)

OPERATING (LOSS) INCOME	(140,402)	(4,146)	(173,975)	37,948

NON-OPERATING EXPENSES
Interest (expenses) income, net	(3,851)	769	(3,730)	5,058
Other finance costs	(1,424)	(3,475)	(2,620)	(6,951)
Foreign exchange gain, net	628	493	175	308
Other income, net	1,000	598	1,000	613

Total non-operating expenses	(3,647)	(1,615)	(5,175)	(972)

(LOSS) INCOME BEFORE INCOME TAX	(144,049)	(5,761)	(179,150)	36,976
INCOME TAX CREDIT (EXPENSE)	88	75	(134)	571

NET (LOSS) INCOME	$(143,961)	$(5,686)	$(179,284)	$37,547

(LOSS) INCOME PER SHARE:
Basic	$(0.101)	$(0.004)	$(0.131)	$0.028

Diluted	$(0.101)	$(0.004)	$(0.131)	$0.028

(LOSS) INCOME PER ADS:
Basic	$(0.304)	$(0.013)	$(0.392)	$0.085

Diluted	$(0.304)	$(0.013)	$(0.392)	$0.085

WEIGHTED AVERAGE SHARES USED IN (LOSS) INCOME PER SHARE CALCULATION:
Basic	1,418,841,637	1,320,938,904	1,370,943,132	1,320,938,904

Diluted	1,418,841,637	1,320,938,904	1,370,943,132	1,323,269,450

(3)	The unaudited condensed consolidated financial statements for 2008 reflect certain reclassifications, which have no effect on previously reported net (loss) income, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$655,632	$815,144
Restricted cash	—	67,977
Accounts receivable, net	167,428	72,755
Amounts due from affiliated companies	2	650
Inventories	4,379	2,170
Prepaid expenses and other current assets	41,870	17,556

Total current assets	869,311	976,252

PROPERTY AND EQUIPMENT, NET	2,726,872	2,107,722
GAMING SUBCONCESSION, NET	742,597	771,216
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	37,456	60,894
DEFERRED TAX ASSETS	—	28
DEFERRED FINANCING COST	43,848	49,336
DEPOSIT FOR ACQUISITION OF LAND INTEREST	—	12,853
LAND USE RIGHTS, NET	424,768	433,853

TOTAL	$4,930,987	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$6,560	$2,494
Accrued expenses and other current liabilities	592,167	442,671
Income tax payable	580	1,954
Amounts due to affiliated companies	11,687	1,985
Amounts due to shareholders	74	1,032

Total current liabilities	611,068	450,136

LONG-TERM DEBT	1,683,207	1,412,516
OTHER LONG-TERM LIABILITIES	35,503	38,304
DEFERRED TAX LIABILITIES	18,630	19,191
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	46,751	53,891

SHAREHOLDERS’ EQUITY
Ordinary shares	14,664	13,216
Treasury shares	(21)	(4)
Additional paid-in capital	2,875,744	2,689,257
Accumulated other comprehensive losses	(32,742)	(35,685)
Accumulated losses	(437,464)	(258,180)

Total shareholders’ equity	2,420,181	2,408,604

TOTAL	$4,930,987	$4,498,289

Melco Crown Entertainment Limited
Reconciliation of Net (Loss) Income to Adjusted Net (Loss) Income
(In Thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net (Loss) Income	$(143,961)	$(5,686)	$(179,284)	$37,547
Pre-opening Costs	61,277	3,735	79,563	5,709
Property Charges and Other	4,134	289	4,134	289

Adjusted Net (Loss) Income	$(78,550)	$(1,662)	$(95,587)	$43,545

ADJUSTED (LOSS) INCOME PER ADS:
Basic	$(0.166)	$(0.004)	$(0.209)	$0.099

Diluted	$(0.166)	$(0.004)	$(0.209)	$0.099

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended June 30, 2009
	Altira Macau	Mocha	City of Dreams	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(18,345)	$1,878	$(91,715)	$(32,220)	$(140,402)

Pre-opening Costs	—	—	60,823	454	61,277
Depreciation and Amortization	10,466	4,155	18,047	15,312	47,980
Stock-based Compensation	190	86	666	2,242	3,184
Property Charges and Other	1,279	—	—	2,855	4,134

Adjusted EBITDA	$(6,410)	$6,119	$(12,179)	$(11,357)	$(23,827)

	Three Months Ended June 30, 2008
	Altira Macau	Mocha	City of Dreams	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$27,807	$2,197	$(8,220)	$(25,930)	$(4,146)

Pre-opening Costs	—	—	3,735	—	3,735
Depreciation and Amortization	12,203	3,634	4,059	14,785	34,681
Stock-based Compensation	86	34	121	1,558	1,799
Property Charges and Other	(482)	—	—	771	289

Adjusted EBITDA	$39,614	$5,865	$(305)	$(8,816)	$36,358

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	June 30,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$(23,827)	$36,358
Pre-opening Costs	(61,277)	(3,735)
Depreciation and Amortization	(47,980)	(34,681)
Stock-based Compensation	(3,184)	(1,799)
Property Charges and Other	(4,134)	(289)
Interest and Other Non-Operating Expenses, Net	(3,647)	(1,615)
Income Tax Credit	88	75

Net Loss	$(143,961)	$(5,686)

Melco Crown Entertainment Limited
Reconciliation of Operating (Loss) Income to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Six Months Ended June 30, 2009
	Altira Macau	Mocha	City of Dreams	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating (Loss) Income	$(9,411)	$4,519	$(113,321)	$(55,762)	$(173,975)
Pre-opening Costs	—	—	78,383	1,180	79,563
Depreciation and Amortization	21,471	8,188	21,378	30,504	81,541
Stock-based Compensation	457	186	1,381	4,176	6,200
Property Charges and Other	1,279	—	—	2,855	4,134

Adjusted EBITDA	$13,796	$12,893	$(12,179)	$(17,047)	$(2,537)

	Six Months Ended June 30, 2008
	Altira Macau	Mocha	City of Dreams	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$94,146	$5,395	$(14,305)	$(47,288)	$37,948
Pre-opening Costs	—	—	5,709	—	5,709
Depreciation and Amortization	22,474	6,890	8,089	29,322	66,775
Stock-based Compensation	166	65	121	2,705	3,057
Property Charges and Other	(482)	—	—	771	289

Adjusted EBITDA	$116,304	$12,350	$(386)	$(14,490)	$113,778

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net (Loss) Income
(In Thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2009	2008
	(Unaudited)	(Unaudited)

Adjusted EBITDA	$(2,537)	$113,778
Pre-opening Costs	(79,563)	(5,709)
Depreciation and Amortization	(81,541)	(66,775)
Stock-based Compensation	(6,200)	(3,057)
Property Charges and Other	(4,134)	(289)
Interest and Other Non-Operating Expense, Net	(5,175)	(972)
Income Tax Credit	(134)	571

Net (Loss) Income	$(179,284)	$37,547

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Room Statistics:
Altira Macau
Average daily rate(4)	$232	$236	$233	$234
Occupancy per available room	90%	97%	90%	94%
Revenue per available room(5)	$210	$229	$209	$221

City of Dreams
Average daily rate(4)	$176	$—	$176	$—
Occupancy per available room	78%	—	78%	—
Revenue per available room(5)	$138	$—	$138	$—

Other Information:
Altira Macau
Average number of table games	252	250	253	246
Average number of gaming machines	—	187	—	214
Table games win per unit per day(6)	$10,808	$22,662	$11,181	$25,314
Gaming machines win per unit per day(7)	$—	$240	$—	$203

City of Dreams
Average number of table games	503	—	503	—
Average number of gaming machines	1,320	—	1,320	—
Table games win per unit per day(6)	$2,095	$—	$2,095	$—
Gaming machines win per unit per day(7)	$117	$—	$117	$—

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	table games win per unit per day is shown before discounts and commissions

(7)	gaming machines win per unit per day is shown before deducting cost for slot points